Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Six Months Ended
June 30, 2009
Net Earnings	$2,727
Add (deduct):
Taxes on earnings	773
Capitalized interest cost, net of amortization	(7)
Noncontrolling interests	2

Earnings from Operations as adjusted	3,495

Fixed Charges:
Interest on long-term and short-term debt	261
Capitalized interest cost	17
Rental expense representative of an interest factor	43

Total Fixed Charges	321

Total adjusted earnings available for payment of fixed charges	$3,816

Ratio of earnings to fixed charges	11.9

NOTE:    For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.